Filed by MarkWest Energy Partners, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

MarkWest Energy Partners, L.P. Earnings Call

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements.” All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements that involve a number of risks and uncertainties. These statements may include statements regarding the proposed acquisition of MarkWest by MPLX LP, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements regarding MarkWest’s future operations, anticipated business levels, future earnings and distributions, planned activities, anticipated growth, market opportunities, strategies and competition. All such forward-looking statements involve estimates and assumptions that are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause or contribute to such differences include: factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approval of MarkWest’s unitholders; the parties’ abilities to meet expectations regarding the timing and tax treatment of the proposed transaction; the possibility that the combined company may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of MarkWest being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with MPLX; the ability to attract and retain key personnel; prevailing market conditions; changes in the economic and financial conditions of MarkWest and MPLX; uncertainties and matters beyond the control of management; and the other risks discussed in the periodic reports filed with the Securities and Exchange Commission (SEC), including MarkWest’s and MPLX’s Annual Reports on Form 10-K for the year ended December 31, 2014 and MarkWest’s Report on Form 10-Q for the quarter ended June 30, 2015. The forward-looking statements should be considered in light of all these factors. In addition, other risks and uncertainties not presently known to MarkWest or that MarkWest considers immaterial could affect the accuracy of the forward-looking statements. The reader is cautioned not to rely unduly on these forward-looking statements. MarkWest does not undertake any duty to update any forward-looking statement except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of MarkWest by MPLX. In connection with the proposed acquisition, MarkWest and MPLX intend to file relevant materials with the SEC, including MPLX’s registration statement on Form S-4 that will include a joint proxy statement/prospectus. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus when they become available, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from MarkWest by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at investorrelations@markwest.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, MarkWest and its directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of MarkWest common units with respect to the proposed transaction.

Information about MarkWest’s directors and executive officers is set forth in the proxy statement for MarkWest’s 2015 Annual Meeting of Common Unitholders, which was filed with the SEC on April 23, 2015 and MarkWest’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. To the extent holdings of MarkWest securities have changed since the amounts contained in the proxy statement for MarkWest’s 2015 Annual Meeting of common unitholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from MarkWest using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Q2 2015 Earnings Call

Company Participants

•    Frank M. Semple

•    Nancy K. Buese

•    John C. Mollenkopf

Other Participants

•    John Edwards

•    Kristina Kazarian

•    Jerren A. Holder

•    Becca Followill

•    Jeff Birnbaum

•    Michael Blum

•    Sunil K. Sibal

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to MarketWest (sic) [MarkWest] (00:07) Energy Partners Second Quarter 2015 Earnings Conference Call. Your lines have been placed on listen-only until the question-and-answer session of today’s conference call. This call is being recorded. If you have any objections, please disconnect at this time.

I will now turn the call over to Mr. Frank Semple, Chairman, President and Chief Executive Officer. Thank you. You may begin.

Frank M. Semple

Good morning and thanks to everyone for joining us on the call today. The slides for the conference call can be found on our website and we invite you to read the disclosures on Slide 2. As indicated, our discussion today will include forward-looking statements and actual results may differ materially from our expectations. Factors that could cause actual results to differ are included here as well as in our filings with the SEC.

On Slide 3, we’ve included additional disclosures on the announced business combination between MarkWest and MPLX. We encourage you to carefully read the registration and proxy statements that will be filed in the coming weeks, because they will contain important information about the proposed merger.

Now turning to Slide 4, we provided our second quarter highlights. Total system volumes reached 5.5 billion cubic feet per day, an increase of 2% over last quarter and 40% from the second quarter of last year. Second quarter DCF was $166 million and adjusted EBITDA was $219 million, a decline from last quarter, primarily due to the normal seasonality in the Northeast business unit caused by spring and summer storage of our equity propane volumes and lower hedge settlements.

As indicated, we increased our quarterly distribution to $0.92 per common unit with a coverage ratio of 0.94 times. While the current commodity environment remains challenging, we are seeing incremental improvement in Northeast gas pricing with over 1 billion cubic feet per day of additional residues takeaway capacity coming online through the end of the year. In addition, local demand and pricing for NGLs is expected to improve substantially as we enter the winter season.

We will also realize efficiencies at the Marcus Hook and NGL export facilities when Mariner East 1 is fully operational in the fourth quarter. And producers will benefit from lower transportation costs associated with the ability to utilize VLGCs for their international shipments.

Our producers continue to be focused on the long-term development of their highly economic acreage in some of the best resource plays in the nation. As you’ll hear during the call today, we are expanding our footprint in both existing and new areas. Our significant organic growth program continues and in the last two months, we’ve commissioned 1 billion cubic feet per day of additional processing capacity with the completion of five new facilities. Over the remainder of 2015, we’re on track to complete six of our 15 major infrastructure projects.

Now moving to Slide 5. Just over three weeks ago, we announced a transformative and strategic transaction to merge with MPLX, the MLP controlled by Marathon Petroleum. This transaction would result in the fourth largest MLP in the industry and would create a large-cap, diversified high-growth MLP.

As mentioned on the MPLX earnings call last week, the combined partnership provided pro forma distribution growth guidance that results in a mid 20% compound annual growth rate for the next five years with a platform that supports an attractive distribution growth profile over an extended period of time.

Under the terms of the merger agreement, MarkWest would become a wholly-owned subsidiary of MPLX and our industry-leading organic growth program would be combined with their expanding logistics business and Marathon’s $1.6 billion of currently identified dropdown to EBITDA. As the largest refiner in the Midwest and fourth largest in the nation, Marathon’s impressive capabilities, financial strength, and strong support as the general partner, will drive tremendous opportunities.

Since our IPO, we’ve been focused on providing superior midstream services across highly productive resource plays. As we successfully executed that vision, MarkWest has grown from a small gathering and processing company valued at approximately $100 million in 2002 to a leader in the industry with over $12 billion of market capitalization today. Our growth over the past 13 years has been extraordinary, as we now support over 160 producer customers with an exceptionally diverse asset base spanning many of the most economic basins in the country.

Our decision to combine with MPLX provides significant commercial opportunities, especially in the Northeast, where the Marcellus and Utica are on track to supply almost 20% of the nation’s total NGL production by 2020. In fact, the strategic relationship with Marathon actually grew out of our vision to create a [ph] Bellevue (5:27) like NGL hub in the Northeast. That vision has begun to take shape over the past year as we have begun to jointly develop critical infrastructure projects in the Northeast that would create tremendous value for our producer customers.

On Slide 6, you’ll see an overview of these projects including MPLX’s cornerstone pipeline, which provides our condensate facility and Hopedale fractionation complex with direct access to the Marathon and other Midwest refineries.

In addition, we have been working together for many months to jointly evaluate a large alkylate facility at our Hopedale complex. If we move forward, this project will provide a critical new market for Northeast NGLs and we create a new supply of alkylate and other motor gasoline blend stocks for both Midwest and East Coast markets.

Beyond the alkylate project, the combination of MarkWest and MPLX creates a critical mass of NGLs, refined products, and motor gasoline blend stocks to support new pipeline infrastructure to either the East Coast or the Gulf Coast.

In addition, our Kenova West Virginia gas processing complex is located just across the Big Sandy river from Marathon’s Catlettsburg refinery and new condensate splitter. And we have been partners on a number of projects over the years. The combination with Marathon creates even more synergies between these facilities, which are both located right on top of the rapidly emerging Rogersville shale play. If the Rogersville shale is more fully developed having condensate splitting facilities, a gas processing complex, and NGL pipeline access to MarkWest’s Siloam fractionation facility right in the heart of the basin, will give the new shale play an enormous benefit versus having to develop these facilities from scratch.

It’s not just the Northeast and Midwest areas that we see such synergistic opportunities. In the Southwest, we also see numerous opportunities to integrate our gas processing and NGL fractionation facilities with Marathon’s refinery operations. We are obviously very excited about these opportunities and our ability to jointly create $6 billion to $9 billion of incremental upside projects with an investment grade balance sheet that will translate into long-term value for both our producers and our unitholders.

Slide 7 provides an overview of our franchise position in the Marcellus and Utica shales, where we currently operate 39 major facilities and process and fractionate approximately three quarters of the basin’s rich gas and NGL production. Our sandwich relationships with key producer customers have resulted in dedications of nearly eight million acres, and long-term fee-based contracts supported by extensive minimum volume commitments.

Moving to Marcellus, the Marcellus segment on Slide 8. Our just-in-time approach has allowed us to optimize capital investments and facility utilization. We forecast a 45% increase in processed volumes from 2014 to 2015. In the last year alone, we’ve increased our Marcellus processing capacity by 1.2 billion cubic feet per day to support the rapid increase in rich gas volumes.

We recently brought online a new plant at each of our Houston, Majorsville and Sherwood complexes, because we were nearly at capacity of these locations. Today, we are processing approximately 90% of all rich gas production from the Marcellus, and our producers rich gas volumes continue to grow. In fact, about 90% of all the rich gas rigs drilling in the Marcellus are in the areas where we operate.

To support the continued growth of rich gas volumes, we’re constructing an additional 1.2 billion cubic feet per day of processing capacity in the Marcellus. When all these projects are completed late next year, we will operate nearly 5 billion cubic feet per day of highly utilized capacity in southwestern Pennsylvania and northern West Virginia.

As the development of the Marcellus continues to be impressive, the Utica is also proving to be a truly exceptional shale play. Slide 9 shows that we are on track to grow year-over-year average processed volumes by 95%. In June, we completed a new plant at each of our Cadiz and Seneca complexes, and we now operate 1.3 billion cubic feet per day of process capacity in the core rich gas area of the Utica.

In just three years, we’ve developed a best-in-class midstream system in Eastern Ohio with the support of EMG and Summit, our Utica joint venture partners. Our infrastructure has been critical, and they’re allowing producers to fully develop their acreage positions and while we remain focused on the rich gas potential of the Utica, we have been working closely with our producer customers to further expand our dry gas gathering infrastructure.

Utica includes some of the nation’s most productive and economic dry gas acreage, and our producers are capitalizing on this tremendous opportunity. In the second quarter, we began operations of our initial dry gas gathering system in southern Belmont County to support Gulfport and Rice Energy, and we’re continuing to expand our dry gas capabilities in support of both of our existing and new customers’ development.

Moving to Slide 10, we’ve included a combined overview of our Marcellus and Utica fractionation operations. During the second quarter, total fractionation volumes were a record 226,000 barrels per day. The vast majority of liquids that we fractionate are propane and heavier volumes, and we operate 192,000 barrels per day of C3 plus capacity.

Our facilities at Houston, Hopedale and Keystone are highly utilized, averaging 84% during the second quarter, and we continue developing additional fractionation to support their growth of the producer’s NGL volumes. Later this year, we will bring online an additional 31,000 barrels per day of C3 plus capacity at our Keystone complex in Butler County, Pennsylvania. And by the second quarter of next year, we will increase capacity of our Hopedale complex in Ohio, with 180,000 barrels per day, with the addition of a third train. We forecast total fractionated volumes in 2015 to grow by 50% over 2014.

Now on the ethane front, we currently operate 134,000 barrels per day of de-ethanization capacity that is critical for allowing our producers to meet residue gas quality pipeline specifications and fulfill existing downstream commitment.

Later this year, initial exports of Northeast Ethane will begin to support global petrochemical production and we continue to construct additional de-ethanization facilities to support new domestic and international demand. Given the scope and scale of our ethane infrastructure in the Marcellus and Utica, we are also well-positioned to support that future development of proposed regional cracker projects. Beyond gathering, processing and fractionation, the next phase of growth in the Northeast is to develop solutions that integrate valuable production with downstream markets.

Slide 11 is a great example of how this integration is beginning to take shape. Early in the development of the Utica, our producers determined that the condensate window was very prospective. In order to maximize the value of their production, we’ve recognized the need for stabilization services and the opportunity to create more demand for their condensate production. In March of this year, we brought online a 23,000 barrel per day condensate stabilization facility in Harrison County, Ohio, and in just five short months, the new facility is fully utilized.

Stabilized condensate is currently being transported from our complex to Marathon refineries at Canton and Catlettsburg as well as international markets. This is the largest condensate stabilization facility in the Marcellus and Utica and provides a great example of how we’re developing critical projects that integrate the downstream markets.

Beginning in 2016, the facility will be the origin of MPLX’s new cornerstone pipeline, which will transport condensate and other NGLs in the region, directly to Marathon’s Canton, Ohio refinery. This project was the catalyst for our initial discussions with Marathon to develop fully integrated NGL solutions. As our conversations evolved, we recognized the powerful platform of growth that could result from the combination of MarkWest and MPLX and condensate is just the beginning.

Looking ahead, we will be focused as always on leading the development of creative solutions that will ensure our producers receive the maximum value for their production. Now while the majority of our capital investments are focused in the Northeast, the Southwest continues to provide new and expanded opportunities for growth.

On Slide 12, we provided an overview of our four major areas of operations in this business unit. As shown in the table, utilization of our facilities was 82% during the second quarter of 2015. Rich gas production from the Haynesville Shale and Cotton Valley in East Texas continues to grow and our Carthage facility is completely full following our most recent expansion in the fourth quarter of 2014.

To support the producers’ continued development, we are increasing our total processing capacity to 600 million cubic feet per day with an expansion of our fourth plant, which is going to be completed in the fourth quarter of this year.

In June, we announced the successful execution of long-term fee-based agreements with Cimarex Energy and Chevron to support their development of the Delaware Basin in West Texas. We are currently constructing the Hidalgo plant, a 200 million cubic feet per day processing plant in Culberson County, Texas, and we expect this facility to be operational by the second quarter of 2016. Also in the Southwest, we are rapidly increasing the utilization of our Western Oklahoma processing plant to support the emerging growth occurring in the Cana-Woodford Shale.

We’ve been constructing an extensive gathering system in Cana-Woodford since last year and in June of this year, we completed a new 60 mile high pressure pipeline to transport rich gas from Newfield’s STACK acreage to our Arapaho Complex. To date, we’ve already connected over 30 wells to our system, and we continue to work with Newfield and others to support the rapid growth in this leading resource play.

The opportunities to expand our existing footprint in the Southwest are significant, both through the development of additional gathering and processing infrastructure as well as the potential to integrate with downstream operations.

On Slide 13 you’ll see that by supporting an incredible set of producer customers operating in high-performance resource plays, we’ve achieved an annual growth rate of 35% in processed volumes since 2009. As a result of this impressive growth, we are now the second largest gas processor, and fourth largest fractionator of NGLs in the United States.

Transitioning to Slide 14, we provided our 2015 financial forecast. We expect DCF will be in the range of $700 million to $750 million, while adjusted EBITDA will be in the range of $925 million to $975 million.

We’ve narrowed our guidance ranges as we enter the second-half of the year. The full year DCF sensitivity based on changes to volumes and pricings is provided in our earnings release. Our 2015 CapEx guidance remains in the range of $1.5 billion to $1.9 billion, with the majority of investments occurring in the Northeast. We continue to work closely with our producer customers to match the startup dates of new facilities to meet their ongoing requirements.

We currently have 15 major projects under construction, and we’ve included in the appendix our project schedule map for the Marcellus and the Utica. We also continue to increase our fee-based margin and for the full year 2015, it will reach 90%. For the remaining portion of commodity exposed margin, we are currently hedged at over 60% for 2015, at a weighted average price of $0.53 per gallon.

So concluding on Slide 15. Today, we have liquidity of over $700 million. During the second quarter, we successfully completed a $1.2 billion senior notes offering at 4.875%. And also used these proceeds to redeem our 2020, 2021 and 2022 notes, extending our first long-term debt maturity to 2023 and lowering our weighted average interest rate to below 5%.

At the end of the second quarter, our leverage ratio was 4.6x. We’ve been very proactive funding our 2015 capital requirements to-date and expect to continue accessing the financial markets throughout the remainder of this year to support our 2015 and 2016 capital programs.

So in closing, our MarkWest team continues to execute our organic growth strategy and the merger with MPLX will significantly expand and extend our opportunities. As a combined company supported by the strong balance sheet, extensive dropdown inventory and diverse asset base of Marathon Petroleum, we are exceptionally well positioned to continue executing on behalf of our customers and deliver sustainable long-term returns for our unitholders.

With that, Kai, I’ll open it up for questions.

Q&A

Operator

Thank you. [Operator Instructions] First question in queue will be Mr. John Edwards from Credit Suisse. Sir, your line is open.

<Q - John Edwards>: Yeah, good morning, everybody.

<A - Frank M. Semple>: Good morning, John.

<Q - John Edwards>: Hey. Frank, just wondering on your — on the guidance. It looks like you brought down the top end about $50 million on each, and then maybe you could speak a little more detail as to market conditions there? I know you talked about that some on your — at Analyst Day. And then also in terms of the long-term growth trajectory, you had talked in the past kind of 5%, 7%, 10%, if you could maybe speak if that would still be on track or with given the commodity environment, is that softening a bit?

<A - Frank M. Semple>: Sure. So first question first. Yeah, the guidance that we are providing for the remainder of the year, again we’re half way through the year. So narrowing that guidance is what you would expect. And as you also indicated on our Analyst Day, we provided a lot of information about producer volumes to-date then early June and what we expected for the rest of the year. And we basically provided some perspectives about our DCF at that point in time kind of being right at the then current consensus of around $729 million.

So this second quarter guidance is consistent with what we discussed in June, and also it’s consistent with our sensitivity table that we provided in the earnings release. So really shouldn’t be too much surprise, again we are just narrowing it and based on the current perspective of volumes and the pricing forecast.

As far as the longer-term distribution growth guidance, the 5%, 7% and 10%, yes, as we previously stated, that is our plan, that is the expectation in terms of distribution growth guidance for 2015, 2016, and 2017, and we are comfortable with that guidance. And obviously we’re working towards that. I think that as I mentioned in my formal comments, the second and third quarter, as you know John is historically a little lower because of the propane storage and the lack of sales during those quarters. And so, we obviously have a pretty good line of sight on where we are going to end up at the end of the year, from a DCF and coverage ratio standpoint, and that’s why we supported the once in increase in the distribution.

<Q - John Edwards>: Okay, that’s helpful. And actually that’s it for me. We’ve had quite a few discussions with you guys off late, so I’ll turn it over to someone else.

<A - Frank M. Semple>: Thanks, John.

Operator

Our next question is coming from Ms. Kristina Kazarian from Deutsche Bank. Ma’am, you may begin.

<Q - Kristina Kazarian>: Hey, guys. Nice job. So Frank, can you just start off reminding me, I know, you said in the beginning of the call to watch out for the proxy and registration statement out coming, just the timeframe on those? How long till we get the proxy, then the SEC review process, and what that means for date, and how long till we can have an outcome if everything goes very smoothly?

<A - Frank M. Semple>: Our top priority is to complete the joint proxy statement. We’re working hard on that. As I mentioned in my formal comments, it will take several more weeks before we get that filed. And, I’m sure we’d have a lot more discussions publicly about that document after it’s filed. We’re working hard. I’ve got Nancy here. Nancy you can give us your perspective on the SEC process and the likely timing of the road and the closing?

<A - Nancy K. Buese>: Yeah. Again, we are looking to file a proxy in the next couple weeks, and then it will be subject to an SEC review, and we don’t know how long that will take or how many rounds of comments we may receive. So that’s the part we don’t know. Once we do clear the SEC hurdle, we then will go to notice period for the unitholder vote followed by closing, so we do anticipate all of that being within the fourth quarter of 2015.

<Q - Kristina Kazarian>: Perfect. And then, some industry-related questions. Can you talk a little bit about further color you guys are hearing maybe on the producer side, post the merger announcement and then maybe some color as well on the shift from wet to dry in the Marcellus, Utica as well, and recent updates we’ve heard from some producers there?

<A - Frank M. Semple>: Sure. The color around the producers operations really across our system is pretty consistent. They are all facing the — in the rich gas areas, they’re all facing the commodity price, difficult commodity price environment, but they are very, very good technically and operationally and they are really doing a great job of optimizing their capital and their operations.

So as you now we have very, very close relationships with the producers and our forecast that we provided in the sensitivity table reflects of our current perspective based on their input on volumes. And so, as we move towards the end of the year, we’re watching closely the projects that I mentioned in my formal comments, the downstream residue pipeline, projects which are critical. Recently the Rex backhaul project came online, and that has created access to much better markets for many other producers, and over the course of the next — through the end of the year and next year, we’re seeing constant incremental operations for our additional capacity.

So that’s going to be helpful for the producers and obviously they’re looking, and we are working closely with them on the impact of not only the downstream gas pipeline projects, and the impact on their operations, but also the incremental improvement and efficiencies, if you will, with the Mariner East 1 as they become operational near the end of this year, and the impact on Northeast netbacks as a result of both the winter season and some additional operational efficiencies with the full operation at Mariner East 1. So, yes, it’s been a tough summer for the producers, but they’re doing a great job of reacting and responding, and optimizing, and we’re looking forward to these improvements and market access that will come from the projects I just mentioned.

<Q - Kristina Kazarian>: Okay. Great. And thanks for the updates and the slides on the Marcellus and Utica processing numbers. Nice job there. That’s it for me today.

<A - Frank M. Semple>: Thank you.

Operator

Next question is coming from Mr. Jerren Holder from Goldman Sachs. Sir, you may begin.

<Q - Jerren A. Holder>: Hi, thanks for taking my call. I was hoping you guys could start off with maybe some of the environmental litigations you guys disclosed in your 10-Q whether or not the [indiscernible] (26:57) West Virginia is related to what’s going on in Washington County, Pennsylvania and are these typical to have these inspections then?

<A - Frank M. Semple>: Yeah, Jerren. As you know, we don’t typically provide a lot of detail around those issues, but given the fact it was in our 10-Q, we can provide a little bit more additional information. I’ve got John Mollenkopf who has been right on top of the situation. John, you want to give a little color on that situation?

<A - John C. Mollenkopf>: Sure. So we had an inspection of our pipeline facility in Pennsylvania and we believe that the inspection was based on some incorrect information supplied to the agencies as it involved normal operations, consistent with industry practice, but we’re evaluating our permitting on these facilities as a result. So we’re working with the agencies involved to address any issues associated with the inspection and the document request that they’ve given us and we’re addressing any permitting issues with the local state agencies. And we really don’t have any additional information at this time.

<Q - Jerren A. Holder>: Is there — sorry?

<A - Frank M. Semple>: It’s an evolving situation, so we’d be glad to take it offline and we can provide more information as it develops, but any other questions.

<Q - Jerren A. Holder>: No. That’s good for me. Thank you.

<A - Frank M. Semple>: Pleasure.

Operator

We do have Ms. Becca Followill from U.S. Capital Advisors. Ma’am, your line is open.

<Q - Becca Followill>: Good morning, guys.

<A - Frank M. Semple>: Good morning.

<Q - Becca Followill>: This time you did not provide the slide that you normally do that shows the timing for different facilities under construction. Last quarter you talked about the timing maybe fluid, has anything changed on timing in any of those facilities relative to last quarter?

<A - Frank M. Semple>: Yeah. Becca, we have — I believe we have provided what you’re asking for. Its back in the appendix, I didn’t want to go into a lot of detail in the formal comments, but that slide provides the typical overview of all the projects in the Marcellus and the Utica and including timing. And the timing, there really has not been much change if any since last quarter. Everything is moving forward on track to be in service as indicated with those dates.

<Q - Becca Followill>: Great, I see it now. It’s been busy morning, so sorry about that. And then the second is just in general on this deal, if you look at the price now, it looks like you are trading below or approximately where you were prior to offer. Can you give your thoughts on that given the decline in MPLX?

<A - Frank M. Semple>: Well, it’s been a very ugly market and over the past 30 days or so, so really if your question is around — the MPLX merger and the current premium associated with the terms of that agreement, then I would just say that our vision and our strategy for the transaction was based on long-term value and not trading over the past few weeks or the last few days. Over the long-term the market’s going to be rational and it’s going to recognize the value of the deal. I mean obviously, on a combined basis a large cap, high growth, diversified MLP is going to be the end result with tremendous opportunities. Markets been very rational over the past 30 days or so. And again, we’re going to continue to focus on execution and delivery of the best-in-class results that I mentioned in my formal comments. The market is going to recognize the strategic benefits to both companies and its significant value that we’ve outlined. So, again we’re focused on getting this thing closed and moving forward and the market will react rationally to the value.

<Q - Becca Followill>: Then I guess, just what if the market doesn’t react and you get to close and the offer is — the offer is lower than your value prior?

<A - Frank M. Semple>: Well, that’s the whole purpose for the unit held to vote and all the information we’ve been providing since the merger was announced. I think that the market will be rational over the long-term and I think you also have to take in consideration, the overall market conditions for all of the industry and specifically the MLP industry. So, the unitholders will have that opportunity to determine whether or not they are supportive of the deal, but I don’t think it’s going to be just specifically based on the rational market that we’ve been in the last couple of months. I think most of our investors are going to look at the long-term value, and they are also going to look at our trading both MPLX and MWE relative to the broader market.

<Q - Becca Followill>: Thank you very much, guys.

<A - Frank M. Semple>: Thank you.

Operator

The next one is coming from Mr. Jeff Birnbaum from Wunderlich. Sir, you may begin.

<Q - Jeff Birnbaum>: Good morning, everyone. I just wanted to follow-up on Kristina’s question. In the Marcellus in particular, it looks like volume guidance was coming a few quarters in a row here as conditions for producers obviously continue to deteriorate. I think that the current guidance of 45% on the processing volumes, I don’t believe that implies much for the back half. I think if you kind of flat line 2Q volumes, it would be about 40% or so. So, I guess I was just wondering as we think about heading beyond this year and into 2016, I guess, how much do you see some of these recent changes to volumetric guidance in the Marcellus is due to some of the needed downstream infrastructure that, Frank that you were talking earlier and that you guys have been talking about the last few weeks versus changes in producer activity in terms of rich versus dry drilling? Thank you.

<A - Frank M. Semple>: Sure. Let me just — and I missed the earlier answer to the dry gas question. I’ll come back to that in a second. But, we’ve been very, very consistent over the last several quarters about the fact that the Marcellus and Utica rich gas development and that acreage is the most economic in the U.S. So, that’s the starting point as the quality of the reserves.

The producers in order to achieve those economic results really need to have additional access to markets for both their gas and their liquids. And that is happening as we speak. At our June analyst conference, we gave a lot of visibility into the new projects coming online. And, as I said, just the Rex, with the Rex expansion, backhaul expansion that I mentioned earlier, we’re already starting to see the volume ramp up, for rich gas production over in the Utica as a result of that.

So we feel very, very good and confident about the producers’ economics, as these additional projects come online. So we’ll give you continuous updates, through our investor conferences as well as our quarterly earnings calls and the progress, but I think again we’re seeing that incremental improvement in volumes driven by the these downstream projects, which is what we’ve been discussing for a while.

On the dry gas side of the picture in my formal comments, we just wanted to remind everybody how critical the dry gas acreage is to the producers up in the Marcellus and the Utica. Their acreage positions overlie some very perspective, very high quality dry gas reserves. And as you would expect, because of our relationships with [ph] these two (35:33) customers, we’re very closely connected with them in terms of their drilling programs, their intentions with the dry gas programs, there are a lot of residue or gas pipeline projects that are directly targeted towards these dry gas operations.

So we have lot of visibility into the development of the dry gas acreage. And again, economics are compelling, they plan, the producers, and you can read their public comments about whether it’s in the Marcellus or the Utica, their plans for the dry gas and we’re sitting right there with our operations in a great position to serve their development of their dry gas drilling programs. So my short comments earlier was just a remainder that we’re very, very focused with our producer customers on the extension and expansion of their operations, and their capital programs into these dry gas areas. So we’re excited about the future, stay tuned for some updates. We got a lot of projects we’re working on. And I would expect that you would see some additional announcements in the near term.

<Q - Jeff Birnbaum>: Great. Thanks so much, guys.

<A - Frank M. Semple>: Thank you.

Operator

Next question is coming from Mr. Michael Blum from Wells Fargo. Sir, your line is open.

<Q - Michael Blum>: Thanks. Just a one quick question for me. Just in light of the fact that, from the financing perspective, you’re going to be likely joining forces with MPLX and stepping into a kind of deeper, bigger balance sheet. Does that change the way you think about financing your growth just between now and the end of the year, until the deal closes, perhaps not being as aggressive as you might have been if you were in the — planning to be independent.

<A - Frank M. Semple>: No, Michael. It doesn’t change anything. Again we anticipate a closing as Nancy said late in the year. We want to maintain a healthy balance sheet, so we’ll continue to access the capital markets as you would expect throughout the remainder of the year to support the remaining CapEx for 2015 as well as starting to fund 2016. So business is usual from a financing standpoint.

<Q - Michael Blum>: Okay. Thank you, Frank.

<A - Frank M. Semple>: Thanks, Michael.

Operator

Next one is coming from Mr. Sunil Sibal from Global Hunter Securities. Your may begin.

<Q - Sunil K. Sibal>: Hi, good morning, guys.

<A - Frank M. Semple>: Good morning, Sunil.

<Q - Sunil K. Sibal>: Couple of questions from me, seems like when I look at your facility expenses during the second quarter, they came in below what you did in the first quarter and I was just kind of curious is that a reflection of lower operating costs going forward or any one-time issues that might have impacted that?

<A - Frank M. Semple>: You’re correct. Operating expenses were lower. As you’d expect with volumes being fairly flattish quarter-over-quarter, we’re also very — looking very, very hard at all of our operating expenses to be able to get a manage towards our cash flow objectives, and we have over the last couple of quarters and we talked about timing of some of these gas plants based on producers’ volume forecasts, we have moved out in service dates for those plants based on our just in time objectives, which has moved out the employees required to support those plants. So it’s just what you would expect very aggressive cost management based on our current and forecasted operations.

<Q - Sunil K. Sibal>: Okay, that’s helpful. And then, I just wanted to go back to your slide on the potential projects through the MPLX merger and I was just kind of curious now on the PDH and the BDH facilities, if you had any more updated thoughts based on your discussions with MPLX on development of those, and also the NGL pipeline solutions?

<A - Frank M. Semple>: Sunil, no updates for this quarterly call, but the objective with that slide in all of our discussions around the upside opportunities, the $69 billion of capital projects is to continue to reinforce the strength of this merger and the opportunities that we are continuing to evaluate and develop. And so, we want to keep that front and center, those opportunities front and center coupled with this increase, the strengthening of the balance sheet that we talked about earlier. As we move forward through the remainder of the year, because it’s really a critical part of the strategic value of this transaction.

So in the coming months, at the various investor conferences, as well as our earnings calls through the end of the year, you’ll continue to hear updates on those projects because we are excited about the opportunities, these are real projects, and they are very closely connected with the relationship that we have developed and continue to drive with Marathon and MPLX.

<Q - Sunil K. Sibal>: Okay. Thanks for the color. That’s all I had. Thank you.

<A - Frank M. Semple>: Thank you.

Operator

I will now turn the call over to Mr. Frank Semple for closing remarks.

Frank M. Semple

Well, thank you for joining us on the call today. We appreciate your interest and continued support to MarkWest. And as always, please give us a call if you’ve got any additional questions. Thank you.

Operator

And that concludes today’s conference. Thank you all for participating. You may now disconnect.

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